June 26, 2025

Teague Egan
Chief Executive Officer
Energy Exploration Technologies, Inc.
1654 Calle Tulipan, Ste 100
San Juan, PR 00927

       Re: Energy Exploration Technologies, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed June 11, 2025
           File No. 024-12616
Dear Teague Egan:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 27, 2025 letter.

Amendment No. 1 to Offering Statement on Form 1-A Filed June 11, 2025
Risk Factors
Risks Related to this Offering and Ownership of Our Shares
Bonus Shares may not be available at the time your investment is accepted, even if they appear to be available when you subscribe, page 28

1. We note your revised disclosure in response to previous comment 1 related to your
       Bonus Share Program. Please address the following comments:

             We note that your website will display a tracker that continually updates the number of Bonus Shares that are available. Please tell us how this feature would not inappropriately encourage early investment in your offering or confirm that you will revise this tracker accordingly.
 June 26, 2025
Page 2


             We note your disclosure that if Bonus Shares appear available when an investor begins the subscription process but later become unavailable, the investor will be notified at least 24 hours prior to the next closing and will have no less than 24 hours to cancel an investment. Please disclose how you will notify Qualifying
           Investors that the maximum number of Bonus Shares have already been issued and that they are no longer available, and clarify whether investors will be required to reconfirm their subscriptions after being notified that Bonus Shares are no longer available before their subscriptions would be accepted. Finally, please reconcile your disclosure that investor will have 24 hours to cancel an investment based on the unavailability of Bonus Shares with your disclosure
that    [t]he
           Company may modify, suspend, or terminate the Bonus Share Program at any time with respect to subscriptions not yet accepted, and it is not required to provide prior notice.

             We note your disclosure regarding your intent to disclose the real-time availability of Bonus Shares on the Offering page of your website, which would appear to include alteration, cancellation, or termination of the Bonus Share Program.
           Please consider whether such process complies with Regulation A and revise your disclosure to extent required. Please refer to Rules 252(a), 252(f)(2) and 253(g) of
           Regulation A.
General

2. We note your response to previous comment 3 that you have removed the referenced video from both your website and YouTube channel. However, it appears your
       YouTube channel still includes a video titled "About EnergyX - Founder Teague Egan
       Talks About His Direct Lithium Extraction Technology 2024" that refers potential investors to your website. Please revise your YouTube channel to comply with the requirements of Rule 255 of Regulation A or remove this video. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at
202-551-
2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Louis A. Bevilacqua, Esq.